February 27, 2025

George Lai
Chief Financial Officer
The9 Limited
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People   s Republic of China

       Re: The9 Limited
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response dated January 8, 2025
           File No. 001-34238
Dear George Lai:

       We have reviewed your January 8, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 19, 2024 letter.

Form 20-F for the Fiscal Year Ending December 31, 2023
Financial Statements
Note 2. Principal Accounting Policies
(12) Revenue Recognition, page F-17

1. In response to prior comment 3, please confirm our understanding that Binance, your customer under ASC 606 for the periods presented in the financial statements, had a right to unilaterally terminate the contract at any time without penalty pursuant to customary business practices. Refer to ASC 606-10-25-2.
 February 27, 2025
Page 2
2. In response to prior comment 4, you provided us with proposed disclosure for your revenue recognition policy. Please revise future filings accordingly in response to the following:
           Similar to your response to prior comment 3, disclose that the contract is terminable by either party at any time without penalty.
           Tell us whether the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours.
           If so, please revise your disclosure to clarify.
           Your policy disclosure that you measure the non-cash consideration at fair value on the date received, which is not materially different from the fair value at contract inception, is inconsistent with the guidance in ASC 606-10-32-21 and your statement two sentences later that noncash consideration is estimated and recognized based on the spot price of Bitcoin at the inception of each contract. As a result, please address the following:
             o Remove the statement about the amount recorded not being materially different and indicate the consistent time on the date of contract inception you use to determine the fair value of the bitcoin mined.
             o Revise your disclosure to indicate that you recognize revenue on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception.

       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Haiping Li